SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                   FORM 8-A/A
                                (Amendment No. 3)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             LASERSIGHT INCORPORATED
                      -------------------------------------
             (Exact name of registrant as specified in its charter)


              Delaware                                        65-0273162
              --------                                        ----------
(State of incorporation or organization)                     (IRS Employer
                                                           Identification No.)

                 12161 Lackland Road, St. Louis, Missouri         63146
                 (Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class                 Name of each exchange on which
            to be so registered                 each class is to be registered
            -------------------                 ------------------------------
                   None                                  Not applicable.

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ] If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instructions A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

     The Certificate of Amendment of Certificate of Incorporation of LaserSight Incorporated (the "Charter") provides that the authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $.001 per share ("Common Stock"), and 10,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock"), issuable in series.

     As of September 2, 1997, the only shares of Preferred Stock outstanding are the 1,600 shares of Series B Convertible Participating Preferred Stock discussed below. As of such date, 9,979,672 shares of Common Stock were outstanding (not including any shares of Common Stock issuable upon exercise of outstanding options and warrants to acquire Common Stock). All shares of the Company's Series A Convertible Preferred Stock issued in January 1996 had previously been converted into Common Stock.

Common Stock
------------

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of Preferred Stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

Preferred Stock
---------------

     The Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

     On August 29, 1997, the Company issued 1,600 shares of Series B Convertible Participating Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"). The Series B Preferred Stock is convertible into Common Stock at the option of the holders of the Series B Preferred Stock at any time until August 29, 2000, on which date all Series B Preferred Stock remaining outstanding will automatically be converted into Common Stock. The conversion price will equal the lesser of $6.68 per share of Common Stock or the average of the three lowest closing bid prices of the Common Stock during the 20 trading days preceding the conversion date (during the 30 trading days preceding the conversion date should the five day average price of the Common Stock on February 25, 1998 be less than $5.138 per share). The Company has the option to redeem up to 40% of such shares of Series B Preferred Stock for cash at a premium of 4% on or prior to October 28, 1997. After October 28, 1997 and on or before November 27, 1997, the Company can, subject to certain conditions, elect to redeem up to 40% of the Series B Preferred Stock then outstanding for cash at a premium of 6.75%, and increasing to 10% through December 27, 1997, and 14% through January 26, 1998. If the Company redeems between 40% and 70% of such shares of Series B Preferred Stock, the premium on or prior to September 28, 1997 is 15%; on or prior to October 28, 1997 it is 20%, and up until November 27, 1997 it is 30% (lower premiums will be recalculated if the amount exceeds 40%.) No redemption aggregating more than 40% will be allowed after November 27,
1997). Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock, Each outstanding share of Series B Preferred shall entitle the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends accrued on such share.

     On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). All of such shares had been converted into Common Stock.

     Reference is also made to the Charter which is listed as Exhibit 1 hereto.

Delaware Law and Certain Charter Provisions
-------------------------------------------

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The By-Laws may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Board of Directors.

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors and officers liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co.

Item 2.  Exhibits.

     The following exhibit is filed as part of this registration statement:

     1. Certificate of Incorporation of LaserSight Incorporated, as amended, (including Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of LaserSight Incorporated, as corrected).

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date:  September 26, 1997                   LASERSIGHT INCORPORATED


                                            By:  /s/ Gregory L. Wilson
                                                --------------------------
                                                 Gregory L. Wilson
                                                 Chief Financial Officer